MARCH 27, 2008

Management Proxy Circular

2008 Annual General and Special Meeting of Shareholders to be held May 1, 2008

ELDORADO GOLD CORPORATION

Corporate Office: Vancouver
1188 - 550 Burrard Street
Bentall 5
Vancouver, BC, Canada V6C 2B5

TSX: ELD AMEX: EGO
Tel: (604) 687-4018
Fax: (604) 687-4026
Email: info@eldoradogold.com

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION

3

NOTICE OF MEETING

4

GENERAL INFORMATION

5

Date of Information

 5

Currency and Exchange Rate

5

Common Shares Outstanding

 5

Stock Exchange Listings

 5

Shareholders of 10% or More of the Common Shares on March 19, 2008

5

Mailing of AGM Documents

 5

Delivery of Annual and Interim Reports

 5

Reporting Concerns

 6

Shareholder Proposals

 7

Matters to be Voted On

7

Voting Options

8

Voting in Person

 8

Voting by Proxy

9

Revoking your Proxy

 10

BUSINESS OF THE MEETING

 11

FINANCIAL STATEMENTS

12

ELECTION OF DIRECTORS

12

APPOINTMENT OF AUDITORS

 13

REMUNERATION OF THE AUDITORS

 13

STOCK OPTION PLANS

 13

BOARD OF DIRECTORS

16

Board Mandate

 16

Terms of Reference – Board of Directors

 16

2008 Nominees

 16

2008 Nominee Biographies

 17

Director Independence

 20

In Camera Sessions of the Board

 20

Meeting Attendance

 20

Director Compensation

 21

Loans to Directors

 23

Director Orientation and Continuing Education

 23

Director Assessments

 23

Terms of Reference – Director

 24

Other - Directorship

 24

COMMITTEES OF THE BOARD

25

Committee Independence

 25

The Audit Committee

 25

Report of the Audit Committee

25

The Compensation Committee

 26

Report of the Compensation Committee

 26

TABLE OF CONTENTS

(continued)

The Corporate Governance and Nominating Committee

 26

Report of the Corporate Governance and Nominating Committee

 27

Terms of Reference – Committees of the Board

27

Reserves and Resources Review Panel

 27

Environmental Assessment

 27

REPORT ON COMPENSATION

 27

Annual Base Salary

 28

Short Term Incentive Bonus (“STIP”)

 28

Share Based Incentive Plans

 29

Bonus Awards Units Plan

 29

Executive Compensation Practices

 30

CEO Compensation

 30

Statement of Executive Compensation

 32

President & CEO Three Year Look-Back

 32

Executive Change of Control Agreements

32

Summary Compensation Table

 32

Employment and Change of Control Agreements

 35

INCENTIVE STOCK OPTION PLANS

37

CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

41

GLOSSARY OF TERMS

47

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

49

SCHEDULE B – STOCK OPTION PLANS

52

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION

3:00 p.m.

May 1, 2008

The Conference Room

Bentall 5

550 Burrard Street

Vancouver, British Columbia

V6C 2B5

On behalf of our Board of Directors, management and employees I invite you to attend the Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation on Thursday, May 1, 2008 at 3:00 p.m. in the Conference Room of Bentall 5, 550 Burrard Street, Vancouver, British Columbia.

The items of business to be considered by our Shareholders at the meeting are set out and explained in the notice and circular.

The meeting is also your opportunity to meet our team of management and employees, learn about Eldorado’s operations and hear about our plans for our future.

Our commitment is to enhance shareholder value through the discovery, acquisition and development of gold reserves, and the operation of profitable mines.  We are committed to being environmentally and socially responsible within the communities in which we operate.  Furthermore, we are committed to the creation of a safe work environment that allows our employees to maximize their potential within their chosen careers.

Eldorado is a publicly listed company on the Toronto Stock Exchange (ELD) and the American Stock Exchange (EGO) and we comply with the corporate governance guidelines as established by the stock exchanges on which we trade.

Please take the time to read the Notice and the Management Information Circular and provide your vote on the items of business of the meeting.  You can vote by telephone, on the internet, by mailing the enclosed proxy or voting instruction form or in person at the meeting on May 1, 2008.

Thank you for your continued support.

Yours sincerely,

/s/ Paul N. Wright

Paul N. Wright

President & Chief Executive Officer

March 27,  2008

ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

ELDORADO GOLD CORPORATION

The Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Conference Room of Bentall 5, 550 Burrard Street, Vancouver, British Columbia on Thursday, May 1, 2008, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.

Receive the consolidated financial statements of the Company for the financial year ended December 31, 2007 and the auditors report on those statements;

2.

Elect eight directors to hold office for the following year;

3.

Appoint PricewaterhouseCoopers as the independent auditors for 2008;

4.

Authorize the directors to fix the auditors pay;

5.

Approve an Ordinary Resolution confirming the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors.

6.

Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and  the amended and restated Incentive Stock Plan for Officers & Directors.

The Management Information Circular provides information on the business of the meeting.

March 19, 2008 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2008, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions.  Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular.  Only proxies received by Computershare no later than 3:00 p.m. (Vancouver time) on April 29, 2008, or if the meeting is adjourned, at least 48 hours (including weekends and holidays) before the time set for the Meeting to resume.  The Chairman of the Meeting has the discretion to accept late proxies.  Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 29, 2008.

By Order of the Board of Directors

/s/ Dawn Moss

Vancouver, British Columbia

Dawn Moss

March  27,  2008

Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders.  If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This Circular is being distributed in connection with the solicitation of proxies by the Board and Management for use at the AGM to be held on May 1, 2008, and at any and all adjournments of that the Meeting.  We will pay the cost of the solicitation.

March 19, 2008 is the Record Date for determining who owns Common Shares and only those persons who are Common Shareholders on the March 19, 2008, the Record Date, are entitled to notice of the meeting and to vote on the business of the meeting.

Date of Information

Information contained in this Circular is provided as of March 19, 2008 unless otherwise noted.

Currency and Exchange Rate

All dollar figures are stated in U.S. currency, except as noted.  On March 19, 2008, the reported closing spot price quoted by the Bank of Canada for Cdn$1.00 was US $0.98.

Common Shares Outstanding

There were 344,599,694 Common Shares outstanding at the close of business on March  19,  2008.

Stock Exchange Listings

Eldorado’s Common Shares trade on the Toronto Stock Exchange (“ELD”) and on the American Stock Exchange (“EGO”).

Shareholders of 10% or More of the Common Shares on March 19, 2008

Approximately 37,825,500 Common Shares (11%) were owned by Fidelity Management & Research Company, 82 Devonshire Street, Boston MA, 02109 and its affiliates.  To the best of the knowledge of the Directors and Officers there are no other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of our outstanding Common Shares.

Mailing of AGM Documents

This Circular is being mailed (subject to applicable law) to all Shareholders together with a proxy or voting instruction form and our 2007 Annual Report on April 3, 2008, except those Shareholders who requested the information to be delivered by electronic mail.  The materials for any Objecting Beneficial Owners or OBOs are provided to the brokers, custodians, nominees, fiduciaries and other intermediaries and we request that the materials be forwarded to the Beneficial Shareholders in a timely manner.

If you are a Shareholder and (i) wish to receive or do not wish to receive our annual report next year; or (ii) wish to receive our interim reports, please complete and return the request card included in this package.

Delivery of Annual and Interim Reports

Document Availability

We file an AIF in accordance with Canadian securities regulations, and a Form 40-F with the SEC.  A copy of these reports can be retrieved from our Website or from the regulatory websites, SEDAR and EDGAR, respectively.  We will send one copy of AIF or the Form 40-F together with the 2007 Annual Report and the Circular without charge to any shareholder upon request to:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

Info@eldoradogold.com

By Telephone:

1-604-687-4018

1-888-353-8166

By Facsimile:

1-604-687-4026

Reporting Concerns

In accordance with our Code of Ethics, directors, officers and employees of Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  The Code summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees of the seriousness of our commitment.  Compliance with this Code and high standards of business conduct are mandatory for every representative of Eldorado. A copy of the Code is available on our Website.

Concerns about our financial statements, accounting practices or internal controls should be addressed to the Chair of the Audit Committee or the Corporate Secretary as outlined in the Code; or to the attention of EthicsPoint.

Reporting Contacts:
Corporate Secretary:	The Chair of our Audit Committee:
Name: Dawn Moss Address: 1188 – 550 Burrard Street Vancouver, B.C. V6C 2B5 Phone: 604-601-6655 E-mail: dawnm@eldoradogold.com	Name: Robert Gilmore Address: 735 Leyden Street Denver, Colorado 80220 USA Phone: 303-601-7344 E-mail: gilmores735@msn.com

EthicsPoint, Inc.

Telephone:

1-866-384-4277

E-mail:

www.ethicspoint.com  (click “File a new report”)

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

Shareholder Proposals

A proposal by a shareholder for presentation at the 2009 AGM must be sent to our Corporate Secretary by January 2, 2009 to be considered for inclusion in the proxy material for that meeting.

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

dawnm@eldoradogold.com

By Facsimile:

The Corporate Secretary

1-604-687-4026

VOTE BY PHONE, INTERNET, MAIL, FAX OR IN PERSON AT THE AGM

Matters to be Voted On

Common Shareholders of Eldorado at the close of business on March 19, 2008 may vote on the following matters:

•

Election of Directors

•

Appointment of Auditors

•

Remuneration of Auditors

•

Amendments to and confirmation of the Employee Plan and the Officers & Directors Plan

Shareholders are entitled to one vote for each Common Share they own on a ballot at the meeting.

Quorum and Voting Procedures

According to our By-Laws a quorum of Shareholders is two voting persons present or deemed to be present and authorized to cast a total of not less than 5% of the total votes attached to the Common Shares entitled to vote at the meeting.  Voting persons are Registered Shareholders, duly authorized representatives of Registered Shareholders or proxyholders of Registered Shareholders, entitled to vote at the meeting.

Except where otherwise stated, a simple majority of 50% plus 1 of the votes cast at the AGM is required to approve all the business matters of the Meeting.

Computershare is the scrutineer of the Meeting and responsible for counting the votes.

If you have a question you can contact Computershare:

North America

1-800-564-6253

Other

514-982-7555

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAILOR IN PERSON AT THE AGM

Voting Options

If you are a Registered Shareholder you can vote:

•

In person at the AGM

•

By proxy

•

By telephone

•

By internet

Instructions are included on the enclosed proxy form.

If you are a Beneficial Shareholder (a Non-Registered Shareholder) you can vote:

•

By voting instructions

•

By telephone

•

By internet

Instructions are included on the enclosed voting instruction form (“VIF”).  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  OBOs should follow the instructions of their intermediaries.

Many of our Shareholders are Beneficial Shareholders because their Common Shares are not registered in their names.   A person is not a Registered Shareholder if their Common Shares are registered either: (a) in the name of an intermediary such as a bank, trust company, securities dealer or broker and trustee or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to us (called OBOs for Objecting Beneficial Owners) and those who do not object to us knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

We take advantage of certain provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable VIF together with the meeting materials from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in accordance with the instructions.  Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

In accordance with the requirements of NI 54-101, we have distributed copies of the meeting materials to the intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the meeting materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, intermediaries will use service companies to forward the meeting materials to OBOs.  With those meeting materials, intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own.

Voting in Person

Registered shareholder – If you plan to attend the Meeting and vote in person you DO NOT need to complete and return the proxy form.  Your vote will be taken and counted at the meeting.  A representative of Computershare will register you when you arrive at the Meeting.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

Beneficial shareholder – if you plan to attend the Meeting, follow the instructions on the VIF provided by Computershare.  A NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.  DO NOT complete the voting instructions on the VIF your vote will be taken at the meeting.  When you arrive at the Meeting ensure that you register with the Computershare representative.

OBOs wishing to vote at the Meeting in person, must follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Voting by Proxy

Even if you do not attend in person at the Meeting, you as Registered Shareholder can appoint someone to attend and vote your shares as your proxy holder.

The persons named in the accompanying form of proxy are officers of the Company and management’s designee.  You as a Registered Shareholder have the right to designate another person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person’s name which you wish to designate or by completing another proper form of proxy.

Complete the proxy form to appoint your proxy holder.  The named persons on the proxy form will vote on your behalf at the Meeting.  If you appoint a proxy holder, other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.  To ensure your vote is counted return your completed proxy form by mail or fax so that it is received by 3:00 p.m. (Vancouver time) April 29, 2008, or if the Meeting is adjourned, 48 hours in advance (excluding weekends and holidays) before the time set for the Meeting to resume.  If you have sent in your proxy form you MAY NOT vote in person at the Meeting unless you have revoked your voting instructions.

A proxy will not be valid unless signed by the Registered Shareholder or by the Registered Shareholders’ attorney duly authorized in writing.  If you are the representative of a Registered Shareholder that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual Registered Shareholder or by an officer or attorney of a Registered Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Registered Shareholder.  On the proxy form you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you.  If you, as a Registered Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.

If you appoint Paul N. Wright, Earl W. Price, or Dawn L. Moss, the officers set out in the enclosed proxy form (and management designees) and do not specify how you want your shares voted, your shares will be voted as follows:

•

Election of Directors

FOR

•

Appointment of Auditors

FOR

•

Remuneration of Auditors

FOR

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

Voting by Proxy

•

Confirmation of the Employee Plan

FOR

and the Officers and Directors Plan

•

Amendments to the Employee Plan and

FOR
the Officers and Directors Plan

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named as your proxy in the form with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees if named as your proxy in the form intend to vote in accordance with the judgment of Management.

Revoking your Proxy

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Registered Shareholder or by your attorney duly authorized in writing.  If you are a representative of a Registered Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only Registered Shareholders have the right to revoke a proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The financial statements of the Company are presented to the shareholders annually and our independent auditors PricewaterhouseCoopers will be available at the AGM to answer any questions.

ELECTION OF DIRECTORS

Directors are elected each year at the AGM.  Each of the nominee directors is well qualified to serve on the Board and the size of the Board and the mixture of skills is appropriate to allow for diversity and to staff the Committees.

APPOINTMENT OF AUDITORS

The Independent Auditors review the financial statements and report to the Audit Committee.  Independent Auditor fees are pre-approved by the Audit Committee.  Fees for non-audit services in 2007 were $664,703 of total fees (p. 25 of this Circular).

REMUNERATION OF AUDITORS We are also asking that the directors be authorized to fix the remuneration of our directors.
STOCK OPTION PLAN - CONFIRMATION Every three years the shareholders are asked to vote on the terms and conditions of our incentive stock option plans.

STOCK OPTION PLAN - AMENDMENT

We are proposing amendments to our Plans. We have taken this opportunity to confirm that our plans adhere to best practices by having the Plans reviewed by an independent consultant.

MANAGEMENT RECOMMENDATION We recommend that you vote FOR all the matters of business being brought to the AGM

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

KEY SECTIONS

FINANCIAL STATEMENTS

13

ELECTION OF DIRECTORS

13

APPOINTMENT OF AUDITORS

13

STOCK OPTION PLAN CONFIRMATION

14

STOCK OPTION PLAN AMENDMENTS

14

FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2007 and the auditors’ report on those financial statements are included in our annual report which, together with this Circular, is being mailed, subject to applicable law, to all Shareholders.

ELECTION OF DIRECTORS

According to our Articles and By-Laws we must elect between 3 and 20 directors annually at the AGM to serve for one year or until a successor is elected or appointed.  On March 25, 2008 the Board resolved that there will be eight directors nominated for election at the AGM.

In 2007, the Board adopted a majority voting policy stipulating that if a nominee director receives less than a majority vote of the shares voted and withheld at the Meeting the director will submit his or her resignation promptly after the Meeting for consideration of the CGNC and recommendation to the Board.

The nominee does not participate in the resignation deliberations.  The policy does not apply in circumstances involving contested director elections.

The CGNC is responsible for the identification and recommendation of nominee directors to the board.  The size and composition of the board is reviewed annually and according to the currently elected Board the nominee directors are well qualified to act as directors.

Each nominee director has expressed his eligibility to serve as a director if elected.  The director nominees for 2008 are:

John S. Auston	K. Ross Cory
Robert R. Gilmore	Geoffrey A. Handley
Wayne D. Lenton	Hugh C. Morris
Donald M. Shumka	Paul N. Wright

It is the recommendation of the Board and Management that you vote FOR these appointments.  The named officers in the enclosed proxy will vote FOR these nominees unless you indicate that your authority to vote these nominees on your behalf is withheld.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board is recommending the appointment of PricewaterhouseCoopers LLP as external auditors for 2008.  PricewaterhouseCoopers LLP has served as our external auditors since 1992.

It is the recommendation of the Board that you vote FOR this appointment.  The named officers in the enclosed proxy will vote FOR this appointment unless you indicate that your authority to vote for PricewaterhouseCoopers LLP is withheld.

The auditors will be introduced at the Meeting and will be available to answer appropriate questions or make comments pertinent to the audited financial statements for 2007 and the auditors report.

REMUNERATION OF THE AUDITORS

The Board recommends that the directors be authorized to fix the remuneration to be paid to the auditors.

It is the recommendation of the Board that you vote FOR this resolution.  The named officers in the enclosed proxy will vote FOR this resolution unless you indicate that your vote is AGAINST the resolution.

STOCK OPTION PLANS

Why we are recommending amendments to the Plans

According to our Incentive Stock Option Plan for Employees, Consultants and Advisors and our Incentive Stock Plan for Officers & Directors, our Shareholders are required to confirm our Plans every three years and to approve certain amendments to our Plans.

The TSX and the AMEX requires the Company to obtain shareholder approval to make certain amendments to the Plans and to reserve additional Common Shares for the Plan beyond the maximum number previously authorized by the Shareholders on April 28, 2005.

What is the purpose of the Plans

As noted above we have two incentive stock option plans.  The purpose of the Plans is to help us to attract, retain and motivate directors, officers, employees, consultants and advisors and to ally their interests with our Shareholders by providing them with the opportunity, through options, to acquire Eldorado Common Shares.

What are the recommended amendments to the Plans

Management is recommending that amendments be made to the Plans to:

(a)

bring the Plans current with present trends and recent changes to regulatory guidelines;

(b)

to increase the share reserve of the Plans to allow us to continue offering stock options as an element of our total compensation package; and

(c)

to make administrative changes.

The Plans currently allow for a fixed maximum of 24,881,297 Common Shares or 7.2%, which is made up of an aggregate total of all awarded and unexpired options of the Company’s outstanding Common Shares as of February 29, 2008, to be reserved, set aside and made available for award under the Plans.  In addition, the Plan imposes a number of additional limits including the following:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

STOCK OPTION PLANS

•

The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options;

•

The Officers & Directors Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Officers & Directors Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

Although the fixed number of Common Shares reserved in Section 4 of each Plan may be increased pursuant to a reload provision, the reload provision is subject to an overall cap such that the absolute total number of Common Shares issued and issuable under the Employee Plan may not exceed 5% of the issued and outstanding Common Shares and the absolute total number of Common Shares issued and issuable under the Officer & Directors Plan may not exceed 4% of the issued and outstanding Common Shares.  Hence the maximum number of Common Shares that has been issued under the Plan, together with the maximum that can in the future be issued under the Plan may not exceed 9% of the issued and outstanding Common Shares.

The key amendments to the Plans are as follows:

•

increase the maximum number of Common Shares that may be granted under the:

•

Employee Plan by 3,403,980 Common Shares

•

Officers & Directors Plan by 2,732,191 Common Shares

•

permit options that would otherwise expire during, or within ten business days after, a trading black-out period imposed by the Company or under securities law to be exercised within a limited number of days after the trading black-out is lifted by the company or the securities law restriction no longer applies

•

provide for accelerated vesting on a change of control

•

with Board approval, permit transfer of options to holding companies and registered plans

•

add a provision restricting the value of option grants to non-executive directors to a maximum of $100,000 per year per director

•

adopt a uniform termination provision that permits option holders to exercise options vested on the date of termination for a period of 365 days from the date of termination, except as otherwise determined by the Board

•

reduce the specific circumstances where the Board is allowed to make amendments to the Plans without shareholder approval, by removing the ability to amend the eligibility requirements of eligible participants

•

make changes to the administration of the Plan

In addition, we have also revised the format of the Employee Plan to follow the format of the Officers & Directors Plan.

We have engaged the services of an independent consultant to review and comment on the Plans to confirm they meet the guidelines of good corporate governance practices.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

         BUSINESS OF THE MEETING

       STOCK OPTION PLANS

The current versions of the Plans are summarized under Incentive Stock Option Plans.  A copy of the amended and restated Plans are attached as Schedule B to this Circular.

Who is required to confirm the Plans

The terms of the Plans are required by the Plans and the TSX to be confirmed by our Shareholders every three years.  We are seeking Shareholder confirmation of our Plans this year.  Previously allocated Options under the Employee Plan and under the Officers & Directors Plan will continue in effect unaffected by approval/disapproval of the resolution confirming the Plans.   However, any previously granted Options will not be available for re-allocation if they are cancelled prior to exercise and the confirmation resolution has not been passed by the Shareholders.

 What is the proposed confirmation resolution

 “BE IT RESOLVED, THAT:

•

the Employee Plan and the Officers & Directors Plan are hereby confirmed;

•

all unallocated  Options  issuable pursuant to the  Employee Plan are hereby approved and authorized until  the annual meeting of Shareholders in 2011;

•

all unallocated  Options  issuable pursuant to the  Officers & Directors Plan are hereby approved and authorized until the annual meeting of Shareholders in 2011; and

•

any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under Company seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

It is the recommendation of the Management and the Board that Shareholders vote FOR the approval of an ordinary resolution confirming the Plans.    The named officers in the enclosed proxy will vote FOR the ordinary resolution to confirm the Plans unless you indicate that your authority to vote AGAINST the approval of the ordinary resolution.

Who approves the restriction approving the amendments

The amendments to the Plans are subject to receipt of all necessary regulatory approvals but the TSX and the AMEX do not require that the amendments be approved by a majority of disinterested Shareholders.  In order to comply with the stock option plan requirements of the TSX and the AMEX the increase in the number of Common Shares reserved for issuance under the Plans must be approved by an ordinary resolution of the Shareholders.

What is the proposed amendment resolution

 “BE IT RESOLVED THAT:

1.

The Officers & Directors Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the Officers & Directors Plan, as set out in Section 4 of the Officers & Directors Plan, be increased from 11,058,350 Common Shares to 13,781,541 Common Shares.

2.

The amended and restated Officers & Directors Plan as described in this Circular and set out in Schedule B to this Circular be and is hereby approved and confirmed with an effective date of May 1, 2008.

3.

The Employee Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the Employee Plan, as set out in Section 4 of the Employee Plan, be increased from 13,822,947 Common Shares to 17,226,927 Common Shares.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

STOCK OPTION PLANS

4.

The amended and restated Employee Plan as described in this Circular and as set out in Schedule B to the Circular be and is hereby approved and confirmed with an effective date of May 1, 2008.

5.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

What is the recommendation of the Board and Management

It is the recommendation of Management and the Board that Shareholders vote FOR the approval of an ordinary resolution amending and confirming the Plans as amended and restated and attached as Schedule B to this Circular, and specifically to approve amendments to the Plans and to approve an increase in the number of Common Shares reserved for issuance under the Plans for an aggregate 31,008,468 available for issue under the Plans as follows:

D& O Plan

13,781,541

Employee Plan

17,226,927

31,008,468

The named officers in the enclosed proxy will vote FOR the ordinary resolution to amend the Plans unless you indicate that your authority to vote AGAINST the approval of the ordinary resolution.

BOARD OF DIRECTORS

Board Mandate

Our Board of Directors are the Company’s custodians overseeing Management which is responsible for the day-to-day conduct of the business.  The Board acts on behalf of the Shareholders and its fundamental objective is the creation of shareholder value by protecting and enhancing of the Company’s assets.

Our Board takes an active role in assessing and monitoring systems designed by Management to manage the risks of our business, establishing the organization’s attitude towards ethics, risk management, compliance with applicable laws and regulatory policies, community relations, environmental, safety and health practices and procedures, financial practices, disclosure and reporting.

Our Board works with Management to establish long-term goals and strategic planning processes and is responsible for approval and progress of the corporate strategy.

Terms of Reference – Board of Directors

The Terms of Reference for the Board of Directors are available on the Website, under the Company’s name on SEDAR, or by contacting the Corporate Secretary.

2008 Nominees

The Board is satisfied that its current slate of directors provides a diversity of views and experience important to Eldorado’s strategic direction and oversight. The composition of the Board fairly represents the interests of Shareholders and has a mixture of experience in senior management, governance, compensation and boardroom activities.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

The eight directors seeking re-election in 2008 are:

John S. Auston
K. Ross Cory
Robert R. Gilmore
Geoffrey A. Handley
Wayne D. Lenton
Hugh C. Morris
Donald M. Shumka
Paul N. Wright

2008 Nominee Biographies

Our Directors have confirmed the following information and given their permission for it to be included in this Circular:

John S. Auston

B.Sc. Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

Corporate Director

CGNC

Tenure:

April 2003

Compensation Committee

Shares Owned:

8,000

2007 Compensation:

CDN$45,500

Options Granted 2007:

100,000

Other Directorships:

Cameco Corporation

Centerra Corporation

Mr. Auston was first elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston also serves as a Corporate Director at Cameco Corporation and Centerra Gold Inc.  Previously he was President & CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and President & CEO of Granges Inc. from 1993 to 1995.  Prior to this he held various senior executive positions in the minerals arm of the British Petroleum Group in the United States, Australia and Canada.

K. Ross Cory

MBA, Finance and International Business, UBC; B.Sc. General Science, UBC

Independent Director

Resident:

BC, Canada

 Committee Participation:

Occupation:

Corporate Director

 CGNC, Chair

Tenure:

April 2003

Audit Committee

Shares Owned:

10,000

2007 Compensation:

CDN$81,000

Options Granted 2007:

100,000

Other Directorships:

Global Copper Corp.

Mr. Cory was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory also serves as a Corporate Director of Global Copper Corp.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Robert R. Gilmore

BSBA Accounting, University of Denver; CPA, Colorado

Independent Director

Resident:

Colorado, USA

Committee Participation

Occupation:

Financial Consultant

Audit Committee, Chair

Tenure:

April 2003

Compensation Committee

Shares Owned:

8,500

2007 Compensation:

CDN$86,500

Options Granted 2007:

100,000

Other Directorships:

Global Med Technologies

Fronterra Copper Corporation

Mr. Gilmore was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is a Financial Consultant.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore also serves as a Corporate Director for Frontera Copper Corporation and Global Med Technologies.

Geoffrey A. Handley

B.Sc.Honors, James Cook University of North Queensland

Independent Director

Resident:

New South Wales, Australia

Committee Participation:

Occupation:

Corporate Director

Compensation Committee

Tenure:

August 2006

CGNC

Shares Owned:

5,000

2007 Compensation:

CDN$74,500

Options Granted 2007:

100,000

Other Directorships:

Endeavour Silver Corp.

Pan Australian Resources Limited

Boart Longyear

Mr. Handley was appointed to the Board of Directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has 30 years of extensive experience in the mining resource industry and also serves as a Corporate Director for Endeavour Silver Corp., Boart Longyear, and Pan Australian Resources.

Wayne D. Lenton

BS Metallurgical Engineering, Montana School of Mines

Independent Director

Resident:

Arizona, USA

Committee Participation:

Occupation:

Independent Mining Consultant       Compensation Committee, Chair

Tenure:

June 1995

Shares Owned:

42,000

2007 Compensation:

CDN$49,500

Options Granted 2007:

100,000

Other Directorships:

Energold Drilling Ltd.

North American Tungsten Corporation Ltd.

Mr. Lenton was elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of Energold Drilling Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Hugh C. Morris

B.Sc. Mining Geology, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; Past President, Canadian Global Change Program; Past President, Geological Association of Canada

Non Executive Chairman of the Board

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

Independent Mining

CGNC

Consultant

Audit Committee

Tenure:

January 1995

Shares Owned:

210,000

2007 Compensation:

CDN$86,500

Options Granted 2007:

100,000

Other Directorships:

Pacific Institute for the Mathematical Sciences

Diamondex Resources Ltd.

Pacific Northern Gas

Triex Minerals Corporation

Dr. Morris was elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and Director of Companies with 54 years experience in the mineral industry.  He serves on the Boards of the Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas Co. and Triex Minerals Corporation.  Prior to 1979, Dr. Morris was employed by Cominco Ltd. as Director of Exploration.  He joined the Geomex group of companies as President from 1979 to 1983.  Dr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.

Donald M. Shumka

MBA, Harvard University; BA, UBC

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

President & Managing

Audit Committee

Director, Walden

Management Limited

Tenure:

May 2005

Shares Owned:

10,000

2007 Compensation;

CDN$44,000

Options Granted 2007:

100,000

Other Directorships:

Paladin Energy Ltd.

Mr. Shumka was appointed to the Eldorado Board of Directors effective May 3, 2005.  Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd.  He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets, Canadian investment firms and 25 years in the forest industry where he was for a decade the Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Paul N. Wright

B.Sc. Mining Engineering, Newcastle University; Member of Canadian Institute of Mining & Metallurgy; Chartered Engineer (UK).

Not Independent

Resident:

BC, Canada

Occupation:

President & Chief Executive Officer of Eldorado

Tenure:

March 1999

Shares Owned:

125,000

2007 Compensation

For Mr. Wright’s 2007 compensation and options granted see “Report on Executive Compensation”

Other Directorships:

Mr. Wright is not a director of any other company

Mr. Wright was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.

Director Independence

The independence status of each individual director is reviewed annually by the Board.  In that regard, the Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation, which in the view of the Board could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.  All nominee directors, except Mr. Wright, a member of management, are considered by the Board to be independent as defined under MI 58-201.

In Camera Sessions of the Board

The Board and the Audit Committee meet without Management during each regularly scheduled meeting.  In addition, the CGNC and the Compensation Committee meet without Management at times and locations they decide as necessary.   In 2007 the Board met 9 times without Management and the Audit Committee met 4 times without Management.

Meeting Attendance

In 2007 our directors attended 97% of board and committee meetings and seven out of eight directors attended the 2007 AGM.

2007 Board and Committee Meeting Attendance

Director	Board Meeting	Audit Comm Meeting	Compensation Comm Meeting	CGNC Meeting
John Auston	7 of 9(1)		6 of 6	2 of 2
Ross Cory	9 of 9	4 of 4		2 of 2
Robert Gilmore	9 of 9	4 of 4	6 of 6
Geoffrey Handley	9 of 9		6 of 6	2 of 2

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

2007 Board and Committee Meeting Attendance

Director	Board Meeting	Audit Comm Meeting	Compensation Comm Meeting	CGNC Meeting
Wayne Lenton	9 of 9		6 of 6	2 of 2
Hugh Morris	9 of 9	4 of 4		2 of 2
Donald Shumka	9 of 9	4 of 4
Paul Wright	9 of 9

 (1)

Mr. Austin was absent for one Board of Directors Meeting and recused himself from one Board of Directors Meeting in 2007 due to conflict of interest concerns related to the topic discussion of the meeting.

(2)

Audit Committee:

Robert Gilmore, Chair

Ross Cory

Hugh Morris

Donald Shumka

(3)

Compensation Committee:

Wayne Lenton, Chair

John Auston

Robert Gilmore

Geoffrey Handley

(4)

Corporate Governance &

Ross Cory, Chair

John Auston

Nominating Committee:

Geoffrey Handley

Hugh Morris

Directors Share Ownership

Our Board believes it is important that Directors align their commitment to the Company with that of the Shareholders.  Directors are required to own or control shares equivalent to two times the annual director retainer to be purchased by the third anniversary in which a Director serves on the Board.

Director Compensation

During the financial year ended December 31, 2007, a total of $467,500 was paid in cash to the non-executive directors and each Independent Director received 100,000 stock options.

Our Independent Directors are paid for their services as directors through a combination of retainer, meeting attendance fees and stock options.  Retainers and fees are paid quarterly in arrears.  The table below details the 2007 retainer and fee structure.

CDN$
Annual Board Retainer	20,000
Annual Board Chair Retainer	35,000
Annual Audit Committee Chair Retainer	7,500
Annual Compensation Committee Chair Retainer	4,000
Annual CGNC Chair Retainer	4,000
Board and Committee Meeting Fee (per meeting)	1,500

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Director Compensation

Independent Directors are reimbursed for incidental expenses resulting from service to the Board and a travel allowance of CDN$750 per day if their travel to meetings is from outside of British Columbia.

Our Independent Directors are eligible to participate in the Officers & Directors Plan.  As part of their total compensation package newly elected Independent Directors are awarded 100,000, fully vested, stock options on the date of their election.  Subsequent stock options are granted at the discretion of the Board and subject to vesting terms.  The number of stock options awarded to Independent Directors in total may not exceed 0.5% of the outstanding Common Shares of the Company.   This year we are introducing a new limit whereby we will not grant stock options to Independent Directors that would have a value in excess of an annual limit per director of $100,000.

As of December 31, 2007 the Independent Directors hold the following unexercised stock options:

Unexercised and In-the-Money Stock Options
	Unexercised Options at December 31, 2007 (unless otherwise noted options are fully vested)	Value of Unexercised in-the-Money Options at December 31, 2007 CDN (1)
John Auston	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 33,333 vested;	$213,000
Ross Cory	100,000 @ $1.90 expiry April 29, 2008 100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012) 33,333 vested	$606,000
Robert Gilmore	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 33,333 vested.	$213,000
Geoffrey Handley	95,000 @ $5.35 expiry September 7, 2011 100,000 @ $7.12 expiry March 21, 2012 33,333 vested	$45,600
Wayne Lenton	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 33,333 vested	$213,000

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Unexercised and In-the-Money Stock Options
	Unexercised Options at December 31, 2007 (unless otherwise noted options are fully vested)	Value of Unexercised in-the-Money Options at December 31, 2007 CDN (1)
Hugh Morris	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 33,333 vested	$213,000
Donald Shumka	100,000 @ $3.00 expiry May 1, 2010 100,000 @ $7.12 expiry March 21, 2012 33,333 vested	$283,000

(1)

Based on market value of CDN$5.83 the closing price per common share on the TSX as of December 31, 2007.

Directors Liability Insurance and Indemnification

We maintain directors’ and officers’ liability insurance.  The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of US$20 million with a US$500,000 deductible per occurrence.  The premium cost of the directors’ and officers’ liability insurance in 2007 was US$294,000.

There was no indemnification payable in 2007 to our directors.

Loans to Directors

We do not make, or have outstanding, loans to our Directors.

Director Orientation and Continuing Education

The Board oversees a formal process for the orientation of new Directors that addresses our exploration, development and operation activities, the role of the board, its committees and its directors.   Management provides monthly management reports to each Director and Directors are invited to participate in presentations by our international senior management and site visits to our development projects and operations.

Director Assessments

Annually the CGNC distributes a directors’ questionnaire designed to assist the Board in assessing the Directors, the Board and Committees.  Annually the CGNC distributes a directors’ questionnaire (“Directors’ Questionnaire”) to be completed by all Directors of the Company.  The Directors Questionnaire is designed to assist the Board in assessing the Directors, the Board and its Committees to determine the effectiveness of the Board as a whole.  The results of the Directors Questionnaire are tabulated and recommendations for the coming year are made to the Board based on the results of the responses.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Terms of Reference – Director

The Terms of Reference for a Director are available on the Website, under the Company’s name on SEDAR or by contacting the Corporate Secretary.

Position Descriptions

Our Board has developed Terms of Reference for Directors and for the Board of Directors.  Such Terms of Reference are reviewed annually for compliance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where we are listed. The Terms of Reference for Directors delineate the roles and responsibilities of the Chair of the Board and of the Chair of each Committee.   The Terms of Reference were last approved by the Board of Directors on March 25, 2008 and filed on SEDAR.  The Terms of Reference can also be found on our Website, under the Company’s name on SEDAR or by contacting the Corporate Secretary.

The position description for the CEO has been developed and approved by the Board of Directors and is reviewed annually by the Compensation Committee as part of the CEO’s evaluation process.

Other - Directorship

Certain of our directors serve as directors on boards of other reporting issuers in Canada or in a foreign jurisdiction.  Please refer to the biographies of each director nominee in the section on Board of Directors in this Circular for additional information.

Ethical Business Conduct

Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  Our Code of Business Conduct and Ethics, adopted on October 27, 2004 is reviewed annually by our Board of Directors and summarizes the legal, ethical and regulatory standards that we follow.  The Code is a reminder to our directors, officers and employees of the seriousness of our commitment to ethical business conduct.  Compliance with the Code and high standards of business conduct is mandatory for every director, officer and employee.  The Board does not monitor compliance with the Code, but rather relies on the oversight of out Internal Controls to monitor compliance.

The Code is available on our Website and on SEDAR under the Company’s name.  In addition, a copy of the Code can be obtained from our Corporate Secretary by request in writing, e-mail or fax.  The Code is posted in each of our offices and operations and all directors, officers and employees are required to both acknowledge their understanding of the terms of the Code and to attest to their compliance with those terms on an annual basis.  The acknowledgement and agreement to the Code forms part of the Company’s employment requirements.

Pursuant to the Code we have adopted a “Whistle Blower” policy whereby directors, officers and employees can report suspected illegal or unusual behaviour within the Company.  Reports are made in confidence concerning any known or suspected violations of laws, governmental regulations or this Code to the Chair of our Audit Committee and/or the Corporate Secretary.  Additionally, Chair of our Audit Committee or our Corporate Secretary may be contacted with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  The contact details to report suspected violations and to confirm guidelines are listed in the Code and its attachments.

We will not allow any retaliation against any director, officer or employee who acts in good faith in reporting any violation.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or Committee meetings to allow independent discussion of points in issue.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as mandated in the respective Terms of Reference for each and in our Code.  In this manner the Board encourages and promotes a culture of ethical business conduct.

The Board has in place a policy whereby individual directors are able to engage any outside advisors at the Company’s expense that he/she may determine is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor are subject to approval by the Chairman of the Audit Committee or the Chairman of the CGNC.

Nomination of Directors

Our Independent Directors are responsible for the identification and nomination of new candidates for the Board.  All incumbent directors complete an annual questionnaire that is designed to assess the Board as a whole and participate in discussions designed to identify skill sets and individuals that would enhance the proficiency of the Board. Pursuant to its Terms of Reference the CGNC is responsible for the nominating.  Terms of Reference for the CGNC establish the process of identifying, recruiting, nominating and appointing directors have been written in accordance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company has its securities listed and can be found on our Website, or under the Company’s name on SEDAR, or by contacting the Corporate Secretary.

COMMITTEES OF THE BOARD

Committee Independence

All Committees are 100% independent.  We have affirmed that all Committee members meet the standard of director independence as set out in the NP 58-201 and in the case of the Audit Committee as required by MI 52-110.

The Audit Committee

The Audit Committee is responsible for overseeing Management’s responsibilities for financial reporting, internal controls, the audit process, and Code of Ethics.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, reviews hiring policies regarding former staff and auditors.   Audit services in 2007 were carried out by PricewaterhouseCoopers LLP (“PWC”).    In 2007 CDN$826,065 were paid in audit and audit related fees and equaled 91% of all fees paid to the independent auditor.

See “Audit Committee” in our annual information form and Schedule A in this Circular Terms of Reference – Audit Committee, for particulars regarding our Audit Committee’s Terms of Reference and the Audit Committee’s pre-approval policies and procedures for non-audit consultant services and the service fees paid to our Auditor as well as other related matters.

Report of the Audit Committee

The Audit Committee is currently composed of four financially literate Independent Directors.  (For particulars on the experience and education of the members of our Audit Committee please refer to pages 17 through 19 of this Circular.)

The Audit Committee maintains an open relationship with our Independent Auditors and oversees their responsibility for the audit of our financial statements in accordance with accepted auditing standards and for the audit of the internal controls over financial processes undertaken by Management and is responsible  for the appointment of our Independent Auditors, subject to shareholder approval. Our Independent Auditors, PricewaterhouseCoopers LLP, report directly to the Audit Committee.

In overseeing Management’s implementation responsibilities for the Code of Ethics the Audit Committee has directed the establishment of a complaint process including “whistle-blowing” procedures which provides for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD

The Audit Committee requires that, in compliance with applicable legislation, the lead audit partner is rotated every five years and that a firm other than the independent audit firm is engaged for the performance of non-audit related services.

The Audit Committee has reviewed the financial disclosure pertaining to audit-related fees paid to PricewaterhouseCoopers in this Circular and the 2008 Audited Financial Statements and recommends to the Board that this information be included in the proxy materials distributed to the Shareholders in preparation for the AGM.

Submitted on behalf of the Audit Committee

Robert Gilmore, Chairman

Ross Cory

Hugh Morris

Donald Shumka

The Compensation Committee

The Compensation Committee assists Management in the development the of the Company’s compensation structure.  In addition, the Compensation Committee is responsible for the review and recommendation of CEO and executive performance and compensation.

None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our executive officers have served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.

Report of the Compensation Committee

The Compensation Committee is responsible for the development and review of director and executive compensation and policies.

The Compensation Committee annually reviews the composition of the compensation packages of senior executives and undertakes a detailed review of each executive’s performance against his or her objectives as set in the Company’s short term incentive plan.  A review of peer company cash and stock based compensation is undertaken annually to assess the competitiveness of the Company’s total compensation package for senior management and director compensation.  The Compensation Committee reviews reports of independent compensation surveys including the Coopers Consulting 2006 Mining Salary Survey Corporate Report and the Patrick O’Callaghan & Associates and Korn Ferry International Report on Corporate Board Governance and Director Compensation.   In 2007 the Compensation Committee engaged independent consultant services to perform a review of executive compensation and analysis of market data and executive compensation practices.

The Compensation Committee has reviewed the compensation disclosure in this Circular, including the Report on Compensation, and recommended to the Board that it be included.

Submitted on behalf of the Compensation Committee

Wayne Lenton, Chairman

John Auston

Robert Gilmore

Geoffrey Handley

The Corporate Governance and Nominating Committee

Management and the Board of Directors are committed to good governance practices. In 2005, the CGNC was established to work with Management in the continued development of the Company’s corporate governance framework including:  review on a regular basis the Company’s corporate governance policies and practices and monitor the Company’s risk management program.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMMITTEES OF THE BOARD

Report of the Corporate Governance and Nominating Committee

The CGNC oversee and monitors the Company’s corporate governance policies and practices.  Amongst other duties, the CGNC is accountable for the director identification and nomination process, board committee appointments and performance evaluations of the board and directors.

The CGNC has reviewed this disclosure and recommended to the Board that it be included in this Circular.

Submitted on behalf of the CGNC

Ross Cory, Chairman

John Auston

Geoffrey Handley

Hugh Morris

Terms of Reference – Committees of the Board

The Terms of Reference for the Audit Committee are attached to this Circular as Schedule A. The Compensation Committee and the CGNC Terms of Reference are available on our Website, under the Company’s name on SEDAR or by contacting the Corporate Secretary.

Reserves and Resources Review Panel

Pursuant to its Terms of Reference, the Board reviews Management’s process of evaluation of the Company’s reserves and resources.  The Board has appointed a panel of Directors composed of members of the Board who are technically competent and proficient in reserves and resources estimation whose responsibility it is to report to the Board on its review of Management’s estimate of the Company’s reserves and resources.

Environmental Assessment

The Board, as a whole, reviews and approves recommendations, development programs and procedures for monitoring our environmental, health and safety practices and conducts a review at each regularly scheduled Board Meeting.

Risk Assessment

The Board, as a whole, reviews and approves recommendations, development programs and procedures for monitoring our environmental, health and safety practices and conducts a review at each regularly scheduled Board Meeting.

(a)

ensuring policies are in place to:  identify our principal risks including addressing acceptable levels of risk and overseeing the development of appropriate systems to manage the risks;

(b)

ensure policies and procedures to maintain our disclosure controls are in place;

(c)

ensure policies and procedures designed to maintain our internal control over financial reporting are in place.

REPORT ON COMPENSATION

Our compensation disclosure for the fiscal year ended December 31, 2007 is intended to provide a clear understanding of compensation philosophy and objectives and adheres to the requirements of the Canadian Securities Administrators.

In order to maximize the Company’s commitment to enhance shareholder value through the discovery and acquisition of gold reserves and the operation of profitable mines the Compensation Committee is given the responsibility of assisting Management in designing the Company’s compensation systems and recommending cash and share based compensation  for the Board’s approval. As we grow and our need for human resources grows it is necessary to

ELDORADO GOLD CORPORATION

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REPORT ON COMPENSATION

continue to ensure that our compensation package is competitive and that it includes appropriate salaries, cash and stock based incentives and work place environments that maximize the opportunity for corporate, personal and career growth.

To ensure that we meet our objectives of performance and competitiveness we design our compensation package on performance.  We link our short term incentive programs to planned performance criteria for our corporate and operational divisions.  Measures are aligned with share performance, financial, operational and personal goals.

The elements of our 2007 compensation package include:

Annual Base Salary

Annual base salary levels are determined by internal and external comparability of positions.  Levels of performance, skills and potential are taken into consideration when determining base salary.  We review against peer group company data.

Short Term Incentive Bonus (“STIP”)

Our Short Term Incentive Bonus Plan is designed to reward for results and provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures and designed to:

•

Give an incentive to stretch the participant’s contribution

•

Align the individual contribution with company objectives

•

Communicate key objectives which are valued most highly

•

Reward senior management employees for achieving objectives commensurate with the business and operational results of the Company

The STIP is based on a formula which includes:

1.

Objectives:

For each objective, three achievement levels will be defined:

a)

Threshold achievement, which is a non-stretch level, at or below which no award will be paid for this objective.  This is the minimum expected before an award can be earned.

Achievement Level Factor = 0.0

b)

Target achievement, which is the desired level of stretch achievement, and will normally describe the business plan or budget for the year.

Achievement Level Factor = 1.0

c)

Challenge achievement, which is exceptional achievement over the expectations of the business plan and required to pay a maximum award.

Achievement Level Factor = 2.0

If achievement results are between two of the above levels, then the Achievement Level Factor will be prorated linearly.

In no circumstances will the Achievement Level Factor be greater than 2.0

2.

Target Award Levels

The Target Award Level for each participant is the percentage of base salary which will be awarded if the participant meets, but does not exceed, their target achievement level for each objective.   The award is subject to statutory deductions.

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For the purposes of this Plan, base salary is the annualized salary earned by the participant on December 31st of the year being measured.    It excludes any additions to base salary such as expatriate allowances.

3.

Award Formula

Award = Salary  x  Percent Target Award Level

x  Sum of all (Weighting Factors  x  Achievement Level Factors)

In 2007 the Target Award Levels for the Executive Officers of the Company were:

President & CEO

75%

Chief Financial Officer

50%

Chief Operating Officer

50%

Vice President Operations

40%

Corporate Secretary

40%

The total STIP award in 2007 to the Executive Officers was CDN$555,543.  Statutory deductions in accordance with Canada Revenue Agency legislation are deducted from the award.

Share Based Incentive Plans

The Board believes that employees should have a stake in the future growth of the Company and that the interests of the employees should be aligned with those of the Shareholders.  Employees who have an ability to directly impact the Company’s business are eligible to participate in the Company’s Incentive Stock Options Plans.  The Company’s incentive stock option plans for Employees, Consultants & Advisors and for Officers & Directors are the only stock based compensation provided.  Approval of stock options is at the discretion of the Board of Directors under the terms and conditions of the Plans as described in this Circular (p. 37-40).

Bonus Awards Units Plan

We also make available to our officers, employees and consultants ("Bonus Plan Participants") a Bonus Plan that permits  Bonus Plan Participants to participate in the success of the Company over the medium term.  Pursuant to the terms of the Bonus Plan, our Board may from time to time grant bonus awards to Bonus Plan Participants.  Pursuant to the terms of the bonus awards, Bonus Plan Participants may redeem bonus awards that have vested upon the achievement of the vesting performance targets and/or the expiration of the time vesting period, as determined in the discretion of the Board, during a performance period, on any valuation day they elect, provided all other terms of the grant have been met.  Vested bonus awards will automatically be redeemed on or before one trading day before December 15 of the calendar year in which the bonus award vests subject to any blackout period restrictions.

Bonus Plan Participants are entitled to receive a cash value of the award that is equal to the appreciation value of each bonus award being redeemed on the valuation date.   The appreciation value is the value equal to the greater of (a) the excess of the market value of a common share on the valuation day over the market value of a common share on the grant date and (b) zero.  Market value is based on the total volume weighted average trading price of a common share, calculated by dividing the total value by the total volume of the common shares traded on the TSX, or another stock exchange where the majority of trading volume of the common shares occurs for the five trading days immediately preceding the relevant day.

All bonus awards that fail to vest on or prior to the expiry of the performance period or are redeemed in accordance with the Bonus Plan, are cancelled.  In the event of termination of employment or engagement for any reason other than cause, Bonus Plan Participants shall be entitled to have any outstanding bonus awards redeemed to the extent such bonus awards have vested on the date of termination and not yet been redeemed.

If employment is terminated prior to the expiry of the performance period by the Company for any reason other  than cause at any time in the six months following a change of control of the company or by the Bonus Plan Participant if the Company makes a material adverse change in the location, salary, duties or responsibilities of employment at any

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time in the six months following  a change of control and notice is provided to the Company within 30 days of the material adverse change then any outstanding awards that have not yet vested on termination shall be deemed to have vested on such date. In the event of termination of employment or engagement for cause, all bonus awards whether vested or not and all right to cash payments shall be forfeited and cancelled as of the date of termination.

Except as set out above and otherwise determined by the Board all rights with respect to award units that are not vested are relinquished and cancelled upon termination of employment or engagement.  The Board may however accelerate the vesting time period or otherwise waive vesting terms and certain other terms.

Executive Compensation Practices

The Compensation Committee reviews the terms of employment of the Company’s Executive Officers annually, to review and approve, on an annual basis the Chief Executive Officer’s and the senior executives’ performance objectives and assess the performance of the Chief Executive Officer for the prior year and to report and make recommendations to the Board.

We compensate our Executive Officers at a level and in a manner that allows the Company to be able to attract, motivate and retain individuals with exceptional executive skills.  The Compensation Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Company’s objectives and philosophies.

The key components comprising executive officer compensation are base salary, annual bonus (STIP), participation in the executive’s RRSP contribution, participation in an incentive stock option plan (long-term incentives) and participation in a bonus awards units plan (medium-term incentives).

In establishing base salaries and salary ranges, the Compensation Committee sets levels that are competitive with market salaries.  The Company’s compensation practices set target levels consistent with the median level in the group of comparable companies.  The base salaries for the Named Executive Officers are set out under the Summary Compensation Table.

The Chief Executive Officer does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses, the STIP.  The STIP is designed to give an incentive to stretch the participant’s contribution; align the individual’s contribution with Company objectives, communicate key objectives which are valued most highly and reward senior management employees for achieving objectives commensurate with the business and operations of the Company.  The STIP provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.  The bonuses for the Named Executive Officers are set out under the Summary Compensation Table.

Executive Officers participate in the Incentive Stock Option Plan for Officers and Directors.  We established the Officers & Directors Plan on April 30, 2003.  Subsequent amendments to the Officers & Directors Plan were approved by the resolution of our Shareholders on April 28, 2005.  The Officers & Directors Plan was designed to encourage executive officers to focus on the long-term interests of the Company and its Shareholders.  The Board establishes and specifically approves each stock option grant and the terms and conditions of each stock option grant, so long as such terms and conditions are not inconsistent with the provisions of the Officers & Directors Plan.   All stock options grants to Executive Officers under the Officers & Directors Plan have vesting provisions and typically vest in three tranches over two years and are issued at the closing price of the Company’s shares on the TSX on the day prior to the granting of the options.  The Company issued 1,175,000 stock options to the Named Executives under the incentive stock option plan during 2007.

CEO Compensation

The Compensation Committee evaluates Mr. Wright’s (President & CEO) compensation package as compared with compensation packages for positions of similar responsibility at gold mining companies in our peer group.  The consulting firm of Lane Caputo Compensation Consultants confirmed that the President & CEO’s compensation package is appropriately designed to enhance shareholder value and to provide compensation commensurate with the duties and performance of Mr. Wright.

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REPORT ON COMPENSATION

The President & CEO’s salary increase for 2007 (an increase from Cdn$475,000 to Cdn$510,000 per year) was recommended by the Compensation Committee and approved by the Board of Directors.  A bonus of CDN$334,688 was awarded to Mr. Wright pursuant to criteria, objectives and weightings determined in accordance with the 2007 STIP and approved by the Board of Directors.

Mr. Wright’s total cash compensation for 2007 was $844,688.

Executive Officer Share Ownership

All Executive Officers are expected to hold shares.  Four of the five Executive Officers are Shareholders of the Company and Mr. Wright owns or controls 125,000 Common Shares of the Company.

Loans to Executive Officers

The Company does not extend loans to any of its employees, including its Executive Officers.

Officers Liability Insurance and Indemnification

We maintain directors’ and officers liability insurance.  The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of US$20 million with a US$500,000 deductible per occurrence.  The premium cost of the directors’ and officers’ liability insurance in 2007 was US$294,000.

There was no indemnification payable this year to our officers.

Named Executive Officers:

Paul N. Wright

President & Chief Executive Officer

Earl W. Price

Chief Financial Officer

Norman S. Pitcher

Chief Operating Officer

Berne Jansson

Vice President, Operations

Dawn Moss

Corporate Secretary

President & Chief Executive Officer

Paul N. Wright

Mr. Wright is also a Director of the Company

Mr. Wright joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations before being appointed President & Chief Executive Officer in October 1999.  A graduate of the University of Newcastle upon Tyne, Paul has over 30 years of experience in developing and operating open pit and underground gold mines.  Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges.  Paul is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

Chief Financial Officer

Earl W. Price

Mr. Price joined Eldorado in March 1997 and held the positions of Senior Operations Controller and Vice President, Finance before being appointed Chief Financial Officer in January 2003.  Earl holds an MBA and is a Certified Public Accountant with over 35 years of financial and management experience.  Prior to joining Eldorado, he worked internationally with British Petroleum and RTZ, and was Vice President and Controller for SNC-Lavalin Group.

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REPORT ON COMPENSATION

Chief Operating Officer

Norman S. Pitcher

Mr. Pitcher was appointed Chief Operating Officer effective July 1, 2005.  Prior to becoming COO, Norm was Vice President Exploration and corporate Development of Eldorado where he led our exploration activities and identified new business opportunities.  A graduate of the University of Arizona with a BSc in geology, Norm has over 25 years of experience in the mining industry.  Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals Norm has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a world-wide basis.

Vice President, Operations

Berne Jansson

Mr. Jansson joined Eldorado in 2003 in the position of General Manager, Kisladag Gold Mine, located in Usak, Turkey where he provided leadership and management for Kisladag.  Berne was appointed Vice President, Operations in March 2005.  Berne has 40 years work experience in the mining industry with a solid background in open pit mine and processing management, cost control, personnel management, project planning and feasibility studies.  Berne holds an MSc (Mining) from the Royal Institute of Technology in Sweden and is a member of SME.  He has worked extensively in Europe, Africa and North America, South America and the Middle East and has been responsible for mines both in construction and operating phases.

Corporate Secretary

Dawn Moss

Mrs. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000.  Dawn is a member of the Canadian Society of Corporate Secretaries and has over 30 years of administrative experience in the resource industry.

STATEMENT OF EXECUTIVE COMPENSATION

President & CEO Three Year Look-Back

During the three years, January 4, 2005 to December 31, 2007 our market capitalization increased from CDN$925 million to CDN$2 billion.  Mr. Wright’s total cash compensation during the three year period 2005 through 2007 was $2,669,441.

Executive Change of Control Agreements

In the case of a change of control the total cost to the Company of payments to the Named Executive Officers is estimated at CDN$6,933,849, effective December 31, 2007.

Summary Compensation Table

Presented below is a summary of total compensation earned in during the financial years ended December 31, 2007, 2006 and 2005 by the Named Executive Officers whose total annual salary and bonus was in excess of $150,000.  All figures in CDN$ unless otherwise indicated.

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STATEMENT OF EXECUTIVE COMPENSATION

		Annual			Long Term	Other
Named Executive	Year	Salary CDN$	STIP Bonus CDN$ (2)	Other Annual Comp CDN$	Securities under Option #	All Other Comp CDN$ (3)	Total Compensation CDN$ (4)
Paul N. Wright President & Chief Executive Officer	2007 2006 2005	510,000 475,000 446,250	334,688 267,188 541,078	Nil Nil Nil	500,000 275,000 400,000	32,385 32,071 30,781	877,073 774,259 1,018,109
Earl W. Price Chief Financial Officer	2007 2006 2005	265,000 251,000 227,160	145,750 78,437 176,049	Nil Nil Nil	225,000 150,000 150,000	22,293 33,097 9,714	433,043 362,534 412,923
Norman Pitcher Chief Operating Officer	2007 2006 2005	305,000 281,000 225,280	160,125 91,325 136,450	Nil Nil Nil	225,000 150,000 300,000	24,540 23,142 20,041	489,665 395,467 381,771
Berne Jansson Vice President, Operations	2007 2006 2005	257,500 250,000 223,750	120,220 70,313 75,421	Nil Nil Nil	100,000 100,000 125,000	19,051 11,661 31,429	396,771 331,974 330,600
Dawn Moss Corporate Secretary	2007 2006 2005	150,000 142,000 123,600	63,000 48,280 79,104	Nil Nil Nil	125,000 100,000 150,000	9,450 21,920 20,151	222,450 212,200 222,855

Note:

(1)

The aggregate amount of perquisites and other personal benefits that are less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Reflects the value of the awards earned under the annual cash incentive bonus plan.  These awards are paid to the Executives in the following year.

(3)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee registered retirement savings plan.

(4)  Figures under this column for each of the Named Executive Officers do not include any Bonus Awards Units that have been granted under the Bonus Awards Units Plan (p.---) as of December 31, 2007.  None of the awards granted have vested and no entitlement of value has been accrued.

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REPORT ON COMPENSATION

Stock Option Grants During the Financial Period Ended December 31, 2007

We granted the following stock options to the Named Executive Officers during the financial year ended December 31, 2007:

Name	Common Shares Under Stock Options Granted	% of Total Stock Options Granted to all Employees in 2007	Exercise or Base Price ($CDN/share)	Market Value of Common Shares Underlying Stock Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	500,000	22.4%	$7.12	$7.12	March 21, 2012
Earl W. Price	225,000	10%	$7.12	$7.12	March 21, 2012
Norman Pitcher	225,000	10%	$7.12	$7.12	March 21, 2012
Berne Jansson	100,000	4.5%	$7.12	$7.12	March 21, 2012
Dawn Moss	125,000	5.6%	$7.12	$7.12	March 21, 2012

Note:

Stock options awarded to the Named Executive Officers are approved by the Board of Directors under the Terms and Conditions of the Officers & Directors Plan and proposed amendments to be voted on by the Shareholders at the AGM.

 Aggregated Options Exercised During 2007 Financial Year & Financial Year-End Option Values

The following table includes the total number of stock options and their value exercised in 2007 and the value of any unexercised stock options as of December 31, 2007:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2007 (#)		Value of Unexercised In-the-Money Stock Options at December 31, 2007 ($CDN)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul N. Wright	850,000	2,955,250	574,999	425,001	512,250	16,500
Earl W. Price	200,000	751,500	475,000	200,000	657,000	9,000
Norman Pitcher	75,000	304,714	550,000	200,000	755,000	9,000
Berne Jansson	341,000	1,053,710	33,999	100,001	120	6,000
Dawn Moss	110,000	403,990	113,332	116,668	24,300	6,000

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REPORT ON COMPENSATION

Note:

(1)

Based on a market value of Cdn$5.83 per share, being the closing trading price per Common Share on the TSX as of December 31, 2007.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment and Change of Control Agreements

The Company has entered into employment agreements that include change of control provisions with each of Paul N. Wright, Earl W. Price, Norman S. Pitcher, Berne Jansson and Dawn L. Moss.  The Board of Directors has approved these agreements and the change of control provisions recognizes that the critical nature of these positions and individuals and the requirement to protect them from disruption to their employment that would be caused by a change of control.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

Paul Wright, President & CEO

Mr. Wright entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Wright’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Wright is entitled to receive approximately CDN$2,534,064 (calculated as of December 31, 2007),  based upon an amount equal to three times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Wright has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Wright’s stock option agreements all options become fully vested in the event of a change of control.

Earl Price, Chief Financial Officer

Mr. Price entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Price’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Price is entitled to receive approximately CDN$821,500 (calculated as of December 31, 2007),  based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Price has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Price’s stock option agreements all options become fully vested in the event of a change of control.

Norman Pitcher, Chief Operating Officer

Mr. Pitcher entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Pitcher’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Pitcher is entitled to receive approximately CDN$930,250 (calculated as of December 31, 2007), based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick  leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Pitcher has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Pitcher’s stock option agreements all options become fully vested in the event of a change of control.

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STATEMENT OF EXECUTIVE COMPENSATION

Employment and Change of Control Agreements

Berne Jansson, Vice President, Operations

Mr. Jansson entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Jansson’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Jansson is entitled to receive approximately CDN$755,440 (calculated as of December 31, 2007),  based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Jansson has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Jansson’s stock option agreements all options become fully vested in the event of a change of control.

Dawn Moss, Corporate Secretary

Ms. Moss entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Ms. Moss’s Employment Agreement upon termination without cause, adverse change in her salary, duties or responsibilities, or in the case of change of control Ms. Moss is entitled to receive approximately CDN$363,000 (calculated as of December 31, 2007),  based upon an amount equal to two times her salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of her benefits for twelve months after her termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Ms. Moss has the right to elect, under her Employment Agreement, to terminate her employment by notice in writing within 30 calendar days of the change and receive her Severance Package.  In accordance with Ms. Moss’s stock option agreements all options become fully vested in the event of a change of control.

Definition of Change of Control

a)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

b)

the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates; or by

c)

persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

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STATEMENT OF EXECUTIVE COMPENSATION

Employment and Change of Control Agreements

d)   individuals who are elected by the Shareholders to the Board of Directors at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board of Directors.

INCENTIVE STOCK OPTION PLANS

In addition to the Officers & Directors Plan, we established an incentive stock option plan for our employees, consultants and advisors.  The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.  Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death.  We are proposing to permit options to be transferred to holding companies and registered plans.  Each option entitles the holder to purchase one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Option Plan as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the Options granted is determined by the Board of Directors, but may not exceed ten years, typically options are granted in five year terms   Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board imposes vesting restrictions on options granted under the Plans.  The Plans do not provide for the Company financially assisting any optionee in connection with the exercise of options.

The Plans permit the granting of options to eligible participants to purchase up to a fixed maximum of 24,881,297 Common Shares (13,822,947 for the Employee Plan and 11,058,350 for the Officers & Directors Plan) (representing 7.2% (4.0% for the Employee Plan and 3.2% for the Officers & Directors Plan) of the issued and outstanding Common Shares as of February 29, 2008) which have been reserved for issuance under the Plans which together with the additional Common Shares that have been added pursuant to the reload provision amounts to 27,841,794 Common Shares or 8%.  As of February 29, 2008, 10,578,125 options (4,849,125 for the Employee Plan and 5,729,000 for the Officers & Directors Plan to purchase 10,578,125 Common Shares or 3.1% of the issued and outstanding Common Shares have been granted to eligible participants, 15,390,308 Common Shares have been issued pursuant to the exercise of 15,390,308 options or 4.5% and a total of 1,873,361 or 0.54% (493,511 for the Employee Plan and 1,379,850 for the Officers & Directors Plan) options remain available to grant under the Plans.

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INCENTIVE STOCK OPTION PLANS

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2007 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2007 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2007 (c)
Equity compensation plans approved by securityholders	8,224,279	CDN$5.36	4,618,361
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,224,279	CDN$5.36	4,618,361

Each Plan provides that the maximum number of Common Shares that may be issued and issuable to eligible participants pursuant to options granted under the Plan, when taken together with the number of Common Shares issued and issuable to eligible participants under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares on a non-diluted basis.  The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.  The Officers & Directors Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Officers & Directors Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Officers & Directors Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both Plans is limited to 0.5% of the issued Common Shares on the date of grant.  As noted above, we are proposing to add a limit restricting the value of option grants to non-executive directors to a maximum of $100,000 per year per director.

Subject to the limitations set out above the Plans permit reloading of Common Shares in circumstances where options have been exercised, which provision would need to be re-approved every three years in accordance with TSX requirements.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible participant under a Plan due to

(a)

retirement or disability, the holder has up to 365 days to exercise any vested options;

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

INCENTIVE STOCK OPTION PLANS

(b)

in the case of the Officers & Directors Plan only, termination of employment within the six months following a change of control, the holder has 180 days from the date of such termination to exercise vested options;

(c)

death, the holder’s estate has 365 days to exercise vested options;

(d)

any reason other than death, disability, retirement, change of control or cause, in the case of the Employee Plan, the Board may in its discretion provide holders with 30 days to exercise vested option and in the case of the Officers & Directors Plan, a holder has 30 days or such later date as the Board may fix to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.  We are proposing to amend these provisions to establish a uniform period of 365 days from termination during which options may be exercised.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the Officers & Directors Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject to approval of securities regulators, the TSX and/or AMEX, from time to time, amend, suspend or terminate the Plans in whole or in part.  The Plans may not be amended without obtaining Shareholder approval.  However the Plans may be amended without shareholder approval in the following specific circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirement of eligible participants which would have the potential of broadening or increasing inside participation;

(d)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

(f)

other amendments of a housekeeping nature, such as correcting or rectifying ambiguities or errors or to comply with the law or regulatory requirements.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

INCENTIVE STOCK OPTION PLANS

 We are proposing to amend these provisions to delete paragraph (c).

Pursuant to the TSX requirements, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage (an increase does not include reloading after exercise provided that the fixed maximum is not increased);

(b)

the addition of any form of financial assistance;

(c)

any amendment to the financial assistance provision which is more favourable to participants;

(d)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The exercise price of any outstanding option may not be reduced unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the AMEX rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an AMEX listed company.  A “material amendment” includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price);

(ii)

reduce the price at which shares or options to purchase shares may be offered; or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any expansion in the types or options or awards provided under the plan.

The Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

In addition, the Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SHARE PERFORMANCE GRAPH

The following graph shows five years of change in the value of CDN$100 invested in our Common Shares, compared to the S&P/TSX Composite Gold Index and the S&P/TSX Composite Index as at December 31, 2007.  Our Common Shares are included in each of these indices.

CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

Eldorado’s corporate governance practices are designed to comply with the governance standards of the Canadian Securities Administrators.  The following table sets out our compliance with NP 58-201.

“National Policy 58-201 – Corporate Governance Guidelines provides guidance on corporate governance practices that have been formulated to:

•

achieve a balance between providing protection to investors and fostering fair and efficient  capital markets and confidence in capital markets

•

be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

•

take into account the impact of corporate governance developments in the U.S. and around the world; and

•

recognize that corporate governance is evolving.”

We believe that our corporate governance policies and practices closely adhere to the guidelines provided in NI 58-201 as follows:

Standard		Eldorado Compliance

2.1	For the purposes of NI 58-201, a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices.	•

ELDORADO GOLD CORPORATION

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CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

	Standard		Eldorado Compliance

3.1	The board should have a majority of independent directors		•
3.2

The chair of the board should be an independent director. Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the board and ensure that the board's agenda will enable it to successfully carry out its duties.

•
3.3	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance		•
3.4	The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for:		•
(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

•
	(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	•
	(c)	the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;	•
	(d)	succession planning (including appointing, training and monitoring senior management);	•
	(e)	adopting a communication policy for the issuer;	•
	(f)	the issuer's internal control and management information systems; and	•
	(g)	developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.	•
The written mandate of the board should also set out:
	(i)	measures for receiving feedback from security holders (e.g., the board may wish to establish a process to permit security holders to directly contact the independent directors), and	•
	(ii)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.	•

ELDORADO GOLD CORPORATION

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CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

	Standard		Eldorado Compliance
3.5

The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

•
3.6

The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the issuer expects from its directors).  All new directors should also understand the nature and operation of the issuer's business.

•
3.7

The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer's business remains current.

•
3.8

The board should adopt a written code of business conduct and ethics (a code). The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

•
	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;	•
	(b)	protection and proper use of corporate assets and opportunities;	•
	(c)	confidentiality of corporate information	•
	(d)	fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;	•
	(e)	compliance with laws, rules and regulations; and	•
	(f)	reporting of any illegal or unethical behavior.	•
3.9

The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the board (or a board committee) only.

•
3.10	The board should appoint a nominating committee composed entirely of independent directors.		•

ELDORADO GOLD CORPORATION

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CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

	Standard	Eldorado Compliance
3.11

The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.

•
3.12	Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps:
(a)

Consider what competencies and skills the board, as a whole, should possess. In doing so, the board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

•
(b)

Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the board. Instead, the board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

•
3.13

The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.

•
3.14	In making its recommendations, the nominating committee should consider:	•
	(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;	•
	(b) the competencies and skills that the board considers each existing director to possess; and	•
	© the competencies and skills each new nominee will bring to the boardroom.	•
3.15	The board should appoint a compensation committee composed entirely of independent directors.	•
3.16

The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

•

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE BEST PRACTICES COMPLIANCE

	Standard		Eldorado Compliance
3.17	The compensation committee should be responsible for:
(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation;

•
	(b)	making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and	•
	(c)	reviewing executive compensation disclosure before the issuer publicly discloses this information.	•
3.18	The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider		•
	(a)	in the case of the board or a board committee, its mandate or charter, and	•
	(b)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board	•

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominees for election as a Director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

We are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name.  Financial information is provided in our financial statements and MD&A.  Copies of our financial statements and MD&A can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

APPROVAL

The contents and sending of this Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Paul N. Wright

Paul N. Wright

President & Chief Executive Officer

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Term	Definition
AGM on Meeting	Annual and special meeting of Shareholders to be held on May 1, 2007
AIF	Annual Information Form
AMEX	American Stock Exchange
Beneficial Shareholder or Non-Registered Shareholder

A shareholder whose Common Shares are registered in the name of  a clearing agency or intermediary such as a bank, trust company, securities broker, trustee or administrator of self administered registered plans or other nominees, on behalf of the shareholder

Board	Board of Directors
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGNC	Corporate Governance and Nominating Committee
Circular	This management proxy circular dated March 27, 2008
Code or Code of Ethics	Eldorado Gold Corporation Subsidiary and Affiliates Code of Business Conduct and Ethics
Committee(s)	Audit Committee; Corporate Governance and Nominating Committee; and Compensation Committee
Commons Shares	The common shares of the Company
Company, Eldorado, us, our, we or similar terms	Eldorado Gold Corporation
Computershare	Computershare Trust Company of Canada, the Company’s transfer agent
COO	Chief Operating Officer
Employee Plan	Incentive Stock Option Plan for Employees, Consultants and Advisors as Amended and Restated
Financial Statements	The Company’s audited annual financial statements for the year ended December 31, 2007
Independent Auditor	PricewaterhouseCoopers LLP
Independent Directors	Directors that are independent of the Company in accordance with NP 58-201
Management	The Company’s management
MD&A	Management’s Discussion and Analysis
Mineral Reserves

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral Resources

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

MI 58-101	Multilateral Instrument 58-101 – Disclosure of Corporate Governance Practices
NI 54-101	National Instrument 54-101 – Communicating with Beneficial Owners of Securities of a Reporting Issuer
NP 58-201	National Policy 58-201 – Corporate Governance Guidelines
NOBO	Non Objecting Beneficial Owner
Notice	The notice of the Meeting
OBO	Objecting Beneficial Owner
Officers & Directors Plan	Incentive Stock Option Plan for Officers and Directors as Amended and Restated
Plans	Together the “Employee Plan” and the “Officers & Directors Plan”
Record Date	March 19, 2008
Registered Shareholder	A shareholder whose Common Shares are registered in their own name
SEDAR	www.sedar.com
Shareholder	A Beneficial Shareholder or Registered Shareholder of the Company
SEC	United States Securities & Exchange Commission
STIP	Short Term Incentive Plan
Terms of Reference	Terms of Reference for the Board of Directors, a Director, Audit Committee, Compensation Committee and CGNC.
TSX	Toronto Stock Exchange
VIF	Voting instruction forms
Website	The Company’s website www.eldoradogold.com

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

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SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements, MD&A and management’s quarterly and annual earnings release before they are released to the public; and

l)

review with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Require the External Auditor to report to the Audit Committee and:

a)

oversee the work of the External Auditor;

b)

assess the audit team;

c)

assist in the resolution of disagreements between management and the External Auditor regarding financial reporting.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

7.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process  “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor’s Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held March 25, 2008.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE B – STOCK OPTION PLANS

INCENTIVE STOCK OPTION PLAN
OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS
Amended and Restated
as of [May 1, 2008]

1.

Purpose of the Plan

1.1

The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(b)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities or during which an Eligible Person or Permitted Assign is prohibited by the insider trading provisions of the OSA from trading in securities of the Company;

(d)

“Board” means the board of directors of the Company;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights

ELDORADO GOLD CORPORATION

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attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board of Directors at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board of Directors;

(f)

“Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Eligible Person” means, from time to time, any director or officer of the Company;

(i)

“Exchange” means any principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(n)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(o)

“OSA” means the Securities Act (Ontario);

(p)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(q)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)

“Optionee” means an Eligible Person to whom an Option has been granted;

(s)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

(t)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

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(u)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(v)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company; and

(w)

“Shareholder” means a registered holder of Shares of the Company.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.  Options shall be granted by the Board in its sole discretion.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 13,781,541 Shares, subject to the reloading permitted under Subsection 4.5 (which reloading may increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.5) and to adjustments as provided in Section 10 hereof.  (The maximum was increased from 7,000,000 to 11,058,350 by the Shareholders effective April 28, 2005.  Exercised Options were reloaded by 1,091,500 additional Shares by Directors resolution dated March 22, 2007.  The maximum was increased from 11,058,350 to 13,781,541 by the Shareholders effective [May 1], 2008.)

4.2

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed one half of one percent (0.5%) of the Shares  outstanding on a non-diluted basis on the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

ELDORADO GOLD CORPORATION

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4.4

Notwithstanding anything in this Plan to the contrary,

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issuable to eligible participants under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other previously established or proposed share compensation arrangements shall not exceed 9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issued to eligible participants under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other previously established or proposed share compensation arrangements shall not exceed 9% of the Shares outstanding on a non-diluted basis; and

(c)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons together with the number of Shares issued and issuable to any Eligible Persons under any other previously established or proposed share compensation arrangements, shall not exceed 4% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Eligible Person shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.  If an Option expires during a Black-Out Period then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company or, the insider trading prohibition in the OSA no longer applies.

ELDORADO GOLD CORPORATION

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6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5

Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6

Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 fully vested Options upon initial election or appointment to the Board.

6.7

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.8

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

8.5

Unless otherwise agreed to in writing by the Board, references to “termination”, “the date of termination”, “date of such termination” or similar references in this Section 8 in the case of officers is determined to be the last day of active employment with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice), and in the case of a Permitted Assign is deemed to be the termination of the Eligible Person that the Permitted Assign is related to.

8.6

For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7

For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefore shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

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SCHEDULE B – STOCK OPTION PLANS

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefore and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option.  Under no circumstances shall the Corporation be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.

Amendment and Termination

13.1

The Plan has been amended and restated as of May 1, 2008.  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder, Securities Regulators and Exchange approval,  amend, suspend or terminate the Plan at any time.   Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

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(a)

to change the vesting provisions;

(b)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(c)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;

(d)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(e)

other amendments of a housekeeping nature including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

13.3

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.4

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

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MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

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SCHEDULE B – STOCK OPTION PLANS

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS
Amended and Restated as of [May 1, 2008]

1.

Purpose of the Plan

1.1

The purpose of this Plan is to (a) assist the Company in attracting, retaining and motivating employees and consultants of the Company and of its related entities and directors and officers of the Company’s related entities and (b) closely align the personal interests of such employees, consultants, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(b)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities or during which an Eligible Person or Permitted Assign is prohibited by the insider trading provisions of the OSA from trading in securities of the Company;

(d)

“Board” means the board of directors of the Company;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

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(iv)

individuals who are elected by the shareholders to the Board of Directors at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board of Directors;

(f)

“Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, Consultant of the Company or of a related entity of the Company, or director or officer of a related entity of the Company;

(i)

“Exchange” means any principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(n)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(o)

“OSA” means the Securities Act (Ontario);

(p)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(q)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)

“Optionee” means an Eligible Person to whom an Option has been granted;

(s)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

(t)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

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(u)

“related entity” has the meaning ascribed to that term in Section 2.23 of NI 45-106;

(v)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(w)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company; and

(x)

“Shareholder” means a registered holder of Shares of the Company.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.  Options shall be granted by the Board in its sole discretion.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 17,226,927 Shares, subject to the reloading permitted under Subsection 4.5 (which reloading may increase the aggregate number of Shares that may be issued under the Plan by the number of additional Shares permitted to be reserved under Subsection 4.5) and to adjustments as provided in Section 10 hereof.

[This section amendment approved by:  Shareholders resolutions as of June 5, 1995, to increase maximum number of shares from 1,180,000 to 2,000,000; June 27, 1996 to increase maximum number from 2,000,000 to 8,000,000; and May 31, 2000, to increase maximum number from 8,000,000 to 10,200,000; by Directors resolution as of January 30, 2004 to increase maximum number from 10,200,000 to 12,741,463; and by Shareholders resolutions as of April 28, 2005 to increase maximum number from 12,741,463 to 13,822,947; by Directors resolution as of March 22, 2007 to reload options with 1,868,997 additional Shares; by Shareholders resolution as of [May 1], 2008, to increase the maximum number from 13,822,947 to 17,226,927.]

4.2

In no event shall Options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding Shares.

4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed one half of one percent (0.5%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to

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non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4

Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issuable to eligible participants under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options;

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issued to eligible participants under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Shares outstanding on a non-diluted basis; and

(c)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issued and issuable to any Eligible Persons under any other previously established or proposed share compensation arrangements shall not exceed 5% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Eligible Person shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

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6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company or the insider trading prohibition in the OSA no longer applies.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5

Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.7

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

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8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5

Unless otherwise agreed to in writing by the Board in accordance with this section, references to “termination”, or similar references in this paragraph:

(a)

in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Company or its related entity, as the case may be, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice);

(b)

in the case of a Consultant, is deemed to be the termination of the person engaged as a Consultant to provide services to the Company or related entity; and

(c)

in the case of a Permitted Assign, is deemed to be the termination of the director, officer, employee or Consultant that the Permitted Assign is related to.

8.6

For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7

For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefore shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

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10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefore and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option.

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Under no circumstances shall the Corporation be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.

Amendment and Termination

13.1

The Plan has been amended and restated as of May 1, 2008.  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder, Securities Regulators and Exchange approval, amend, suspend or terminate the Plan at any time.  Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(c)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;

(d)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(e)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan, (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

13.3

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that, the Optionee’s consent to such action shall be required unless the Board determines that the action when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.4

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.

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(Amendments made to Plan by Directors’ resolution dated December 1, 1994, March 22, 2000, April 30, 2003 and January 30, 2004 pursuant to the authority granted under section 8 hereof.  Amended and Restated Plan of April 28, 2005 approved by Shareholder resolution as of April 28, 2005.  Housekeeping amendments approved by the Directors’ resolution dated [April 28, 2005].  Amended and Restated Plan effective as of [May 1,] 2008 to be submitted to Shareholders to be approved and confirmed on [May 1,] 2008)

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APPENDIX A

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

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IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness